Achari Ventures Holdings Corp. I

60 Walnut Avenue, Suite 400

Clark, NJ 07066

April 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Alex Campbell and Chris Edwards

Re:Achari Ventures Holdings Corp. I

Registration Statement on Form DRS
Submitted on February 26, 2021
File No. 333-04313

Dear Mr. Campbell and Mr. Edwards:

On behalf of our client, Achari Ventures Holdings Corp. I (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated March 25, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form DRS (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing confidentially a Registration Statement on Form S-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Registration Statement on Form S-1

Summary, page 1

1.

Please revise your Summary to discuss the potential conflicts of interest arising from (i) the difference in price per share paid for founders shares and public shares and (ii) the fact that founders shares and warrants will become worthless if you do not enter into a business combination.

Securities and Exchange Commission

April 6, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 2 and 3 of the Revised Registration Statement.

Private Placement Warrants, page 15

2.	Please revise this section to discuss the potential dilutive effects of the private placement warrants to investors in the offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 14 of the Revised Registration Statement.

Manner of conducting redemptions, page 22

3.	Please revise here and throughout, where appropriate, to disclose whether public stockholders that abstain from voting on the proposed transaction will be able to redeem their shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 21 of the Revised Registration Statement, and throughout, where appropriate.

Redemption of public shares and distribution and liquidation if no initial business combination, page 25

4.

Please expand your disclosure here and throughout, where appropriate, to clarify whether the 24-month time period for an initial business combination can be extended. To the extent the 24-month time period can be extended, please also clarify how you may extend the time period and whether stockholders may redeem their shares in connection with any proposal to extend it.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 24 of the Revised Registration Statement, and throughout, where appropriate.

Use of Proceeds, page 68

5.	Your totals for proceeds after offering expenses are not mathematically accurate. Please revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 69 of the Revised Registration Statement.

Balance Sheet, page F-3

6.	Your authorized shares presented here was 10,000,000 which was disclosed to be 100,000,000 in Note 7 at F-13 and elsewhere. Please revise to be consistent.

Securities and Exchange Commission

April 6, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-3 of the balance sheet of the Revised Registration Statement to reflect the correct number of authorized shares of common stock as 100,000,000.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (862)-262-2768.

Sincerely,

/s/ Vikas Desai

Vikas Desai

Achari Ventures Holdings Corp. I

cc:Ari Edelman